

02003987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 08 2002

SEC FILE NUMBER
8- 36382

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/15/02 PV

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phillips Emory Ernest

PHILLIPS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

385 HIGHLAND DRIVE
(No. and Street)

MOUNTVILLE	PA	17554
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMORY E. PHILLIPS (717)285-3232
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIDDER, NORMA JEANNE
(Name — *if individual, state last, first, middle name*)

125 MAIN STREET	LANDISVILLE	PA	17538
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/22/02 S.S

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EMORY E. PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHILLIPS FINANCIAL SERVICES, INC., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

x [signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

NOTARIAL SEAL
BARBARA A. KARMILOWICZ, Notary Public
Strasburg Borough, Lancaster County
My Commission Expires March 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
OF

PHILLIPS FINANCIAL SERVICES, INC.

DECEMBER 31, 2001

PHILLIPS FINANCIAL SERVICES, INC.

CONTENTS

Norma J. Ridder
Certified Public Accountant
125 Main Street
Landisville, PA 17538
Phone 717-898-7717 Fax 717-898-3164

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Phillips Financial Services, Inc.
Mountville, Pennsylvania

I have audited the accompanying balance sheet of Phillips Financial Services, Inc. as of December 31, 2001 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillips Financial Services, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



Norma J. Ridder, C.P.A
February 25, 2002

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS

Cash	$49,690
Investments - Mutual Funds	233,247
Commissions Receivable	684
Prepaid Insurance	1,473
Total Current Assets	285,094

PROPERTY, PLANT, AND EQUIPMENT

Office Equipment	107,424
Improvements	74,031
Less: Accumulated Depreciation	77,980
Net Property, Plant, and Equipment	103,475
TOTAL ASSETS	$388,569

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accrued Employee Benefits	$112
Accrued Expenses	45
Total Liabilities	157

STOCKHOLDERS' EQUITY

Common Stock, no par value; Authorized 10,000 shares; Issued 1,000 shares	12,025
Retained Earnings	376,387
Total Stockholders' Equity	388,412
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$388,569

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

REVENUE	
Commissions - Variable Annuities	$321,138
Commissions - Mutual Funds	344,200
Commissions - Variable Life	1,059
Total Revenue	666,397
OPERATING EXPENSES	
Advertising	6,554
Computer Expenses	852
Contributions	50
Depreciation	13,750
Dues and Subscriptions	1,974
Fees	1,325
Insurance	14,313
Legal and Professional	680
Licenses and Permits	228
Office Supplies	16,386
Postage	7,960
Professional Development	1,587
Regulatory Commission Expense	2,851
Rent	24,000
Repairs and Maintenance	11,883
Retirement Benefit	15,275
Salaries	
Officers	295,792
Office	172,743
Taxes	33,268
Telephone	10,755
Travel	317
Utilities	3,466
Total Operating Expenses	636,009
Operating Income	30,388
OTHER INCOME	
Interest	6,832
Gains (Losses) Realized	(7,770)
Gains (Losses) Unrealized	(23,059)
Total Other Income	(23,997)
NET INCOME	6,391

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

Balance - January 1, 2001	$369,996
Net Income (Page 4)	6,391
Balance - December 31, 2001	$376,387

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Page 4)	$6,391
Adjustments to Derive Cash Effect	
Depreciation	13,750
Realized and Unrealized Losses on Investments	30,829
Decrease in Receivables	4,341
Increase in Prepaid Expenses	(515)
Increase in Accrued and Withheld Expenses	75
Net Cash Provided by Operating Activities	54,871
CASH FLOWS FROM INVESTING ACTIVITES	
Purchase of Property and Equipment	(1,161)
Proceeds From Sale of Investments	15,541
Purchase of Investments	(60,372)
Net Cash Used by Investing Activities	(45,992)
Increase in Cash	8,879
Cash at Beginning of Year	40,811
Cash at End of Year	$49,690

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 – ORGANIZATION AND OPERATIONS

Phillips Financial Services, Inc. is a Pennsylvania Corporation. The registration of the Company as a broker-dealer was approved by the Commonwealth of Pennsylvania on August 20, 1986 and by the National Association of Securities Dealers on October 1, 1986.

The Company deals in the distribution of shares of registered open-end investment trust, the sale of variable annuities and the sale of insurance; accordingly, the entity qualifies for exclusion form the Securities Investor Protection Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

Assets and liabilities, and revenues and expenditures, are recognized on the accrual basis of accounting. Specifically, income is recognized when earned, and expenses are recorded when incurred.

FIXED ASSETS AND DEPRECIATION

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the prescribed useful life.

INCOME TAXES

The Company has elected to be taxed as a Small Business Corporation. Profits, losses and certain tax credits are passed through to the stockholder; therefore, no provision has been made for corporate income taxes.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $267,688, which was $242,688 in excess of its required net capital of $25,000. The Company's net capital ratio was .0006 to 1.

NOTE 4 – EXEMPTION FROM RULE 15C3-3

Phillips Financial Services, Inc. claims an exemption from Rule 15c3-3 by maintaining a "Special Account for exclusive Benefit of Customers" according to Rule Section (K) (2) (i).

NOTE 5 – RENT

The Company pays rent to Emory E. Phillips, 100% shareholder of the corporation. Rent for the year ended December 31, 2001 totaled $24,000.

NORMA J. RIDDER
CERTIFIED PUBLIC ACCOUNTANT
125 MAIN STREET
LANDISVILLE, PA 17538
(717) 898-7717

Phillips Financial Services, Inc.
Mountville, Pennsylvania

My examination of the basis financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The supplementary information, contained on the following pages, is presented and prepared in accordance with the requirements of the Securities and Exchange Commission and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norma J. Ridder, C.P.A
February 25, 2002

PHILLIPS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2001

NET CAPITAL

Total Stockholders' Equity	$388,412
Deduct: Non-Allowable Assets	105,732
Haircuts - Other Investment Securities	14,992
NET CAPITAL	$267,688

See accompanying notes and accountant's report.

PHILLIPS FINANCIAL SERVICES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2001

Net Capital	$267,688
Minimum Net Capital Required	10
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	25,000
Net Capital Requirement	25,000
Excess Net Capital	242,688
Excess Net Capital at 1000%	$267,672

COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2001

Total Liabilities	156
Total Aggregate Indebtedness	156
Percentage of Aggregate Indebtedness to Net Capital	0.05%
Percentage of Debt to Debt-Equity Total	0.04%

See accompanying notes and accountant's audit report.

NORMA J. RIDDER
CERTIFIED PUBLIC ACCOUNTANT
125 MAIN STREET
LANDISVILLE, PA 17538
(717) 898-7717

Board of Directors
Phillips Financial Services, Inc.
Mountville, Pennsylvania

I have examined the financial statements of Phillips Financial Services, Inc. for the year ended December 31, 2001 and have issued my report thereon dated February 25, 2002. As part of my examination, I made certain inquiries, determined to be necessary under the existing circumstances, concerning the system of internal accounting control and the practices and procedures being used.

The type of operations and limited number of transactions processed by Phillips Financial Services, Inc. do not at this time require a formal system of internal accounting control, and I do not discern any material inadequacies.



Norma J. Ridder, C.P.A
February 25, 2002

NORMA J. RIDDER
CERTIFIED PUBLIC ACCOUNTANT
125 MAIN STREET
LANDISVILLE, PA 17538
(717) 898-7717

Board of Directors
Phillips Financial Services, Inc.
Mountville, Pennsylvania

I have examined the financial statements of Phillips Financial Services, Inc. for the year ended December 31, 2001 and have issued my report thereon dated February 25, 2002. I have found that no material differences existed between the audited computation of net capital and computation of 15c3-3 reserve requirements and the broker/dealer's corresponding unaudited Part IIA.



Norma J. Ridder, C.P.A
February 25, 2002